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September 23, 1997


For Further Information:

Lorie N. Kessler
(313) 235-8807

Mary Kay Bean
(313) 235-8809

DTE ENERGY COMPANY BOARD ADOPTS SHAREHOLDER RIGHTS PLAN
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        DETROIT - The Board of Directors of DTE Energy Company (NYSE/CSE: DTE),
parent of Detroit Edison, today announced the adoption of a new shareholders rights plan for stockholders of record on Oct. 6, 1997.

        "This action was taken after long and careful consideration," said John
E. Lobbia, DTE Energy chairman and chief executive officer. "While the plan is not in response to any pending takeover or proposed change in the control of the company, it is clearly intended to protect the company and its shareholders from any potentially coercive takeover practices or bids that would not benefit DTE Energy and our shareholders."

        Share purchase rights plans have become common practice in major American companies and ensure that all shareholders receive a fair price and are treated equally in the event of a takeover, Lobbia said.

        Under the plan, one right will be issued for each common share outstanding on the record date. Initially the DTE Energy plan calls for the rights to trade together with DTE Energy common stock. The rights will not be exercisable immediately. However in the absence of further board action, the rights generally will become exercisable if any person or group acquires 10 percent or more of the outstanding common shares of DTE Energy. This will entitle shareholders, other than that person or group, to buy DTE Energy common stock at a discount. Under certain circumstances, the plan allows DTE
Energy shareholders the right to buy shares in an acquiring entity at a discount.

                                    -more-

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        The plan includes an option that allows the board of directors to exchange for common stock all or part of the exercisable rights of shareholders other than the person or group holding 10 percent or more of DTE Energy common stock. Under this option, DTE Energy typically would issue one share of common stock for each right. The number of shares issued in an exchange is subject to adjustment under the plan.

        The plan includes an option generally allowing the DTE Energy Board of Directors to redeem all rights for one cent per right at any time before the rights are exercisable. Unless redeemed, exchanged or amended by the board of directors, the rights will expire Oct. 6, 2007.

        This action will not change the way DTE Energy common stock is traded currently. Issuing the rights will not affect DTE Energy's reported financial condition or results of operations, including earnings per share. In addition, shareholders will not be subject to federal income tax on the issuance of the rights.

        DTE Energy Company is a Detroit-based diversified energy company involved in the development and management of energy-related businesses and services nationwide. It also is the parent company of Detroit Edison, an electric utility that serves 2 million customers in Southeastern Michigan.


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